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                        SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                     TECHNOLOGY SYSTEMS INTERNATIONAL, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  87872V 10 3
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                                 (CUSIP Number)

                        MR. FREDERIC COHEN, PRESIDENT
                    TECHNOLOGY SYSTEMS INTERNATIONAL, INC.
                       PARQUE TECNOLOGICO DE ANDALUCIA
                        CENTRO DE EMPRESAS - P.5, 6y7
                      29590, CAMPANILLAS (MALAGA),SPAIN
                         TELEPHONE: 001-952-0202-56
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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             DECEMBER 22, 2000
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

                             CUSIP NO. 87872V 10 3

     CARNIVAL ENTERPRISES LTD.
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(1)  Names of Reporting Persons.     I.R.S. Identification Nos. of Above Persons
                                                                 (entities only)

     NOT APPLICABLE
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(2)  Check the Appropriate Box if a Member          (a) / /
       of a Group                                   (b) / /

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(3)  SEC Use Only

     WC
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(4)  Source of Funds

     N/A
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(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e) / /

     SPAIN
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(6)  Citizenship or Place of Organization

Number of Shares                       (7)  Sole Voting Power
  Beneficially Owned                          12,693,480
  by Each Reporting                    -----------------------------------------
  Person With                          (8)  Shared Voting Power
                                              N/A
                                       -----------------------------------------
                                       (9)  Sole Dispositive Power
                                              12,693,480 SHARES OF COMMON STOCK
                                       -----------------------------------------
                                       (10) Shared Dispositive Power
                                              N/A
                                       -----------------------------------------

     12,693,480 SHARES OF COMMON STOCK
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 11) Aggregate Amount Beneficially Owned by Each Reporting Person

     N/A
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     59.5% OF COMMON STOCK
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(13) Percent of Class Represented by Amount in Row (11)

     CORPORATION
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(14) Type of Reporting Person

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ITEM 1.  SECURITY AND ISSUER

    This statement relates to the Common Stock, $.001 par value (the "Common Stock") and other securities of Technology Systems International, Inc.(the "Issuer"), a Florida corporation which has its principal executive offices at Parque Tecnologico de Andalucia Centro de Empresas - P.5, 6y7 29590, Campanillas (Malaga),Spain.

ITEM 2.  IDENTITY AND BACKGROUND

    This statement relates to the securities of the Issuer that were acquired by Carnival Enterprises Ltd. ("CEL") whose principal business is property investments. The business address of CEL is: Suite 4, 4 Giro's Passage, Gibraltar, Spain.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    CEL acquired 12,693,480 shares of the Common Stock, $.001 par value of the Issuer. CEL acquired 10,812,480 shares of the Issuer in exchange for all of the capital stock of ITS Europe, S.L. owned by CEL. In addition, CEL acquired 1,881,000 shares of the Issuer directly from certain stockholders of the Issuer for cash, without any borrowings.

ITEM 4.  PURPOSE OF TRANSACTION

    The purpose of the acquisition of the securities of the Issuer by CEL was primarily for investment purposes.

    (a) There are no tentative plans or proposals to issue additional securities of the Issuer in exchange for assets.

    (b) There are no current plans or proposals regarding an extraordinary transaction, such as a specific merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

    (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

    (d) There are no current plans to change the total authorized number of directors on the Board of Directors, or to change their term of office.

    (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

    (f) The business purpose of the Issuer has changed from credit card software to telecommunications. The Issuer intends to increase the number of authorized shares of Common Stock from 25,000,000 shares to 50,000,000 shares.

    (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

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    (h)  There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the over-the-counter Electronic Bulletin Board market.

    (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

    (j) There are no current plans or proposals regarding any action similar to those enumerated above except that the Issuer intends to change its corporate name to "ITS Networks Inc." to reflect its change of business purpose to telecommunications.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) As of the date hereof, CEL is the beneficial owner of 12,693,480 shares of the Common Stock of the Issuer.

    (b) CEL has the sole power to vote and to dispose of the securities of the Issuer described herein.

    (c) No other purchases or sales of the Common Stock of the Issuer have been made by CEL during the past 60 days.

    (d) To the best knowledge of CEL, no other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by it.

    (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best its knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by CEL.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    None.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2001
                                       CARNIVAL ENTERPRISES LTD.


                                       By:  s/Yves Horoit
                                          --------------------------------------
                                            Yves Horoit, Attorney-In-Fact


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